

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 3, 2016

Via E-mail
Barbara R. Kinnaird
Chief Executive Officer
Response Biomedical Corp.
1781 – 75th Avenue W.
Vancouver, British Columbia
Canada V6P 6P2

> **Re: Response Biomedical Corp.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed July 25, 2016 by Response Biomedical Corp., et al.**
> **File No. 005-81850**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed July 25, 2016**
> **File No. 000-50571**

Dear Dr. Kinnaird:

We have reviewed your amended filings and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Background of the Arrangement, page 12

1.   We note that on April 12, 2016, Dr. Wang indicated that "he was in discussions with a third-party about a potential investment in Response" and that he expected to see a proposal from this party soon. Furthermore, on April 22, 2016, Dr. Wang informed the board that he expected to see an investment proposal from Runda Medical. Please provide a discussion, if material, of these discussions. In addition, please include in your revised disclosure an explanation of how the initial proposed offer price was determined.

You may contact Jonathan Burr, Staff Attorney, at (202) 551-5833, Pamela Howell, Special Counsel, at (202) 551-3357, Justin A. Kisner, Staff Attorney, at (202) 551-3788 or Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266, with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Dan Horwood
        Wilson Sonsini Goodrich & Rosati, P.C.